Amendment No. 4 to
                                                          SEC File No. 70-9599

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                    FORM U-1

                                   APPLICATION

                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                              GPX Acquisition Corp.
                               300 Madison Avenue
                          Morristown, New Jersey 07962
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                  (Names of companies filing this statement and
                    addresses of principal executive offices)


                                    GPU, INC.
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          (Name of top registered holding company parent of applicants)



S.L. Guibord, Secretary                 Douglas E. Davidson, Esq.
M.J. Connolly, Vice President-          Berlack, Israels & Liberman LLP
   Law                                  120 West 45th Street
D.C. Brauer, Vice President             New York, New York  10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962


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                   (Names and addresses of agents for service)

                  GPU and its wholly-owned subsidiary, GPX Acquisition Corp. ("Acquisition Corp." and, together with GPU, "Applicants"), hereby amend their Application on Form U-1, as heretofore amended, docketed in SEC File No. 70-9599, as follows:

         I. By amending the second paragraph of Paragraph B of Item 1 to read in its entirety as follows:

                  GPU will account for the acquisition under the "purchase method" of accounting. The expected acquisition premium (or goodwill), in the amount of approximately $167 million, will be amortized on a straight line basis over a 40-year period, at the rate of approximately $4.175 million per year.(1)

         II. By amending the second paragraph of Paragraph D of Item 1 to read in its entirety as follows:

                  Should Acquisition Corp. not acquire ownership of at least 90% of MYR's outstanding common stock prior to the merger, then MYR would convene a meeting of its shareholders pursuant to Section 251(c) of the DGCL. MYR would distribute to its shareholders a notice of meeting, proxy statement and forms of proxy, and may provide other proxy solicitation materials in accordance with
Section 14 of the Exchange Act and the Commission's regulations thereunder. Since, at that time, MYR would be a "subsidiary Company" of GPU under Section 2(a)(8) of the Act, Applicants would require a supplemental order from the Commission authorizing the solicitation of proxies in connection with the merger pursuant to Section 12 of the Act and Rules 61 and 65 thereunder. However, at this time, Applicants respectfully request that the Commission reserve jurisdiction over the proxy solicitation aspects of the proposed transactions, pending completion of the record.

         III.     The following exhibit is included under Item 6(a) thereof:

                    M - Notice of Meeting, Proxy Statement and Form of Proxy for MYR Meeting of Shareholders - to be filed by amendment, if necessary



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1 The  amortization  will be effected by debit  entries to a  "depreciation  and amortization" account and credit entries to a "goodwill" account.

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



                                    SIGNATURE

                  PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.



                                             GPU, INC.



                                             By: /s/ T. G. Howson
                                                 ----------------
                                                 T.G. Howson, Vice President
                                                 and Treasurer


                                             GPX ACQUISITION CORP.




                                             By: /s/ T. G. Howson
                                                 ----------------
                                                 T.G. Howson, Treasurer





Date:  April 5, 2000










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